Exhibit - 10 ii



                           Reimbursement Agreements


The Fund reimburses officers and directors not affiliated with the Investment Adviser to compensate for travel expenses associated with performance of their duties. A total of $2,970 was paid in this regard in 1995.

The Fund does not now, and has no plans to compensate officers and directors who are affiliated with the Investment Advisor except indirectly through payment of the management fee.